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Attachment:

Reporting Person:                           Paul Mikus

Address:                                    c/o Endocare, Inc.
                                            201 Technology Drive
                                            Irvine, CA 92618

Issuer and Symbol:                          Endocare, Inc. (ENDO.PK)

Statement for:                              8/26/03

Explanation of Response:

(1) All reported transactions relate to the settlement of a contract (the "Contract") entered into by the Reporting Person on August 7, 2001, relating to 150,000 shares of common stock of the Issuer (the "Share Amount"), pursuant to which the Reporting Person agreed on August 20, 2003 (the "Pricing Date") to make a cash payment to the counterparty under the Contract (the "Counterparty") on August 26, 2003 (the "Settlement Date") as follows:

         (i) if the per share average closing price for the shares of common stock of the Issuer on the ten consecutive Exchange Trading Days ending on August 20, 2003 (the "Relevant Price") is greater than or equal to $19.208, an amount equal to the Share Amount times ($16.007 + Relevant Price - $19.208);

         (ii) if the Relevant Price is less than $19.208 but greater than $16.007, an amount equal to the Share Amount times $16.007;

         (iii) if the Relevant Price is less than or equal to $16.007, an amount equal to the Share Amount times the Relevant Price.

         On the Pricing Date, the Relevant Price was $4.285 and consequently, the Reporting Person delivered to the Counterparty $642,750.